UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2026

Commission File Number: 001-43391

SK hynix Inc.

(Translation of registrant’s name into English)

2091, Gyeongchung-daero

Bubal-eup, Icheon-si

Gyeonggi-do 17336, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Results of Paid-in Capital Increase Through Third-Party Allotment (Voluntary Disclosure)

On July 15, 2026, SK hynix Inc. (the “Company”) made a voluntary disclosure filing with the Korea Stock Exchange to report the results of its paid-in capital increase through the issuance of new common shares via third-party allotment, which contained the following information:

1. Type of Securities		Registered common shares
2. Method of Issuance		Paid-in capital increase through third-party allotment
3. Details of Issuance	Planned Number of Common Shares to be Issued	17,790,000
	Planned Issuance Amount (Won)	40,023,070,290,000
	Date of Initial Board Resolution on Issuance	June 24, 2026
	Actual Number of Common Shares Issued	17,790,000
	Actual Issuance Amount (Won)	39,890,534,790,000
	Closing Date	July 14, 2026
4. Other Important Matters Relating to Investment Decision

-  All of the newly issued common shares were issued to Citibank, N.A. (the “Depositary”), an overseas depositary institution, through a third-party allotment. The newly issued common shares will serve as the basis for American Depositary Receipts (“ADRs”) to be issued by the Depositary to overseas institutional and other investors.

-  The “Planned Issuance Amount (Won)” set forth in Item 3 above was calculated by applying the Won/U.S. dollar base exchange rate of Won 1,509.90 per U.S. dollar, being the opening base exchange rate quoted by Seoul Money Brokerage Services, Ltd. on July 9, 2026 (the ADR pricing date, U.S. time), to the total ADR offering amount of US$26,507,100,000.

-  The “Actual Issuance Amount (Won)” set forth in Item 3 above was calculated by applying the Won/U.S. dollar base exchange rate of Won 1,504.90 per U.S. dollar, being the opening base exchange rate quoted by Seoul Money Brokerage Services, Ltd. on July 14, 2026 (the closing date for the newly issued shares), to the total ADR offering amount of US$26,507,100,000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK hynix Inc.
(Registrant)

By:	/s/ Seonghwan Park

(Signature)
Name:	Seonghwan Park
Title:	Head of Investor Relations

Date: July 15, 2026